

Comerica Securities, Inc.

Statement of Financial Condition

December 31, 2018

411 W. Lafayette, Detroit MI 48226

800-232-6983







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35001

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Comerica Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

411 W. Lafayette Blvd., 5th Floor
(No. and Street)

Detroit	MI	48226
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rhonda Brna (313) 222-0232
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

2323 Victory Avenue, Suite 2000	Dallas	TX	75219
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, C. Scotto Divetta, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Comerica Securities, Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

SVP COO

Title

Notary Public

DEANNA WILLIAMS
Notary Public - State of Michigan
County of Wayne
My Commission Expires Feb 3, 2023
Acting in the County of Wayne

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Comerica Securities, Inc.

Statement of Financial Condition

Year Ended December 31, 2018

Contents



Ernst & Young LLP
One Victory Park
Suite 2000
2323 Victory Avenue
Dallas, TX 75219

Tel: +1 214 969 8000
Fax: +1 214 969 8587
ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors of
Comerica Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Comerica Securities, Inc. (the Company) as of December 31, 2018 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 1992.
February 27, 2019

A member firm of Ernst & Young Global Limited

Comerica Securities, Inc.

Statement of Financial Condition

December 31, 2018

Assets

Cash and cash equivalents	$	44,457,254
Cash segregated for the benefit of customers		1,008,229
Trading securities owned, at fair value		–
Clearing deposit held at clearing organization		500,000
Receivables from brokers, dealers and clearing organizations		2,713,472
Receivables from affiliates		672,603
Premises, equipment and software, net of accumulated depreciation of $4,929,099		412,305
Deferred tax assets		538,006
Other assets		734,302
Total assets	$	51,036,171

Liabilities and shareholder's equity

Liabilities:		
Payables to affiliates	$	3,587,343
Payables to customers		83,558
Accrued expenses and other liabilities		1,142,310
Deferred revenue		1,205,494
Total liabilities		6,018,705
Shareholder's equity:		
Common stock - $1 par value:		
50,000 shares authorized, issued and outstanding		50,000
Additional paid-in capital		47,175,440
Retained deficit		(2,207,974)
Total shareholder's equity		45,017,466
Total liabilities and shareholder's equity	$	51,036,171

See accompanying notes.

Comerica Securities, Inc.

Notes to Financial Statements

December 31, 2018

1. Organization

Comerica Securities, Inc. (the Company) is a broker/dealer, a federally Registered Investment Advisor, and a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company provides services to retail and institutional clients and may participate in firm commitment underwritings as a syndicate member. The Company operates as one reportable segment. The Company is a wholly owned, indirect subsidiary of Comerica Incorporated (the Corporation).

2. Significant Accounting Policies

The following summarizes the significant accounting policies of the Company applied in the preparation of the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers cash in commercial bank accounts and money market investments with maturity of three months or less when purchased to be cash and cash equivalents. Money market investments are held in listed money market funds and are reported at fair value.

Cash Segregated for the Benefit of Customers

Cash is segregated in an unaffiliated special reserve account for the exclusive benefit of customers pursuant to federal regulations under Rule 15c3-3(e) of the Securities and Exchange Commission (SEC).

Trading Securities

Trading securities are recorded at fair value on a recurring basis and consist primarily of money market investments at December 31, 2018.

Comerica Securities, Inc.

Notes to Financial Statements (continued)

December 31, 2018

2. Significant Accounting Policies (continued)

Clearing Deposit Held at Clearing Organization

Cash is held in a deposit account at the Company's clearing organization pursuant to a clearing agreement.

Premises, Equipment and Software

Premises, equipment and software are carried at historical cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the assets. Estimated useful lives are generally three years to eight years for equipment and software. Leasehold improvements are generally amortized over the terms of their respective leases, or 10 years, whichever is shorter. Capitalized software includes purchased software and capitalizable application development costs associated with internally-developed software. The Company had $249,386 of unamortized capitalized software as of December 31, 2018.

Deferred Revenue

Deferred revenue represents incentives received in connection with various long-term service contracts and is amortized on a straight-line basis over the terms of the contracts.

Revenue Recognition

Effective January 1, 2018, the Company adopted the provision of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 606, "Revenue from Contracts with Customers" (Topic 606), using the modified retrospective method applied to all open contracts as of January 1, 2018.

The Company previously deferred recognition of certain revenues in the Statement of Income until the amount of compensation was considered fixed and determinable. Under the new guidance, a portion of these fees is recognized as services are rendered. As a result, the Company recorded a transition adjustment of $729,714 to retained deficit.

The Company's revenues from contracts with customers may be recognized when services are complete or as they are rendered, although contracts are generally short-term by nature. Services provided over a period are typically transferred to customers evenly over the term of the contracts and revenue is recognized evenly over the period services are provided. Contract receivables are included in receivables from brokers, dealers, and clearing organizations on the

2. Significant Accounting Policies (continued)

Statement of Financial Condition. Payment terms vary by services offered, and the timing between completion of performance obligations and payment is typically not significant.

Income Taxes

The Company is included in a consolidated federal income tax return with the Corporation. The Company computes income tax expense and settles with the Corporation on the same basis as if the Company had filed a separate federal income tax return.

The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities due to a change in tax rates is recognized in income in the period that includes the enactment date.

The Tax Cuts and Jobs Act (the "Act"), enacted on December 22, 2017, reduced the U.S. federal corporate tax rate from 35 percent to 21 percent. Also, on December 22, 2017, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 118 (SAB 118), which provides guidance on accounting for tax effects of the Act. SAB 118 provides a measurement period of up to one year from the enactment date to complete the accounting. Based on the information available and current interpretation of the rules, the Company made an estimate of the impact of the reduction in the corporate tax rate and remeasurement of certain deferred tax assets and liabilities based on the rate at which they are expected to reverse in the future, generally 21 percent. The amount recorded related to the remeasurement of the Company's deferred tax balance was $615,934 including a provisional adjustment of $604,484 recognized in 2017 and a $11,450 revision to the impact during 2018. The accounting for the Act is complete.

Pending Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, "Leases (Topic 842)," (ASU 2016-02), to increase the transparency and comparability of lease recognition and disclosure. The update requires lessees to recognize lease contracts with a term greater than one year on the balance sheet, while recognizing expenses on the income statement in a manner similar to current guidance. The Company evaluated its contracts for potential leases under the new guidance, including occupancy, equipment and service contracts. As there were no identified assets based

2. Significant Accounting Policies (continued)

on contract terms, the Company concluded there are no leases under Topic 842. The new standard will be adopted on January 1, 2019 with no material impact to the Company's financial condition or results of operation.

In August 2018, the FASB issued ASU No. 2018-15, "Intangibles-Goodwill and Other-Internal Use Software (Subtopic 350-40): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract, (ASU 2018-15), to align the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The update requires entities in a hosting arrangement that is a service contract to follow the guidance in Subtopic 350-40 to determine which implementation costs to capitalize as an asset and which costs to expense. ASU 2018-15 is effective for the Company on January 1, 2020 and may be applied using either the retrospective or prospective approach. Early adoption is permitted. The Company is currently evaluating the impact of adopting ASU 2018-15.

3. Fair Value Measurements

Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction as of the measurement date. The Company utilizes fair value measurements to record fair value adjustments to certain assets and to determine fair value disclosures. Trading securities and money market investments are recorded at fair value on a recurring basis. The Company had no liabilities that require fair value measurement as of December 31, 2018.

Financial instruments are categorized into a three-level hierarchy, based on the markets in which the instruments are traded and the reliability of the assumptions used to determine fair value. The

3. Fair Value Measurements (continued)

valuation methodologies and key inputs used to measure financial instruments recorded at fair value are described below:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets, such as stocks, exchange-traded funds, mutual fund shares, and negotiable certificates of deposit. Money market investments held in listed money market funds and reported in cash and cash equivalents in the Statement of Financial Condition are included in Level 1.

- Level 2 – Valuation is based upon quoted prices for similar securities in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market. This category includes state and municipal securities, corporate debt securities and residential mortgage-backed securities.

- Level 3 – Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset. Valuation techniques include use of discounted cash flow models and similar techniques.

All financial assets were recorded at fair value on a recurring basis at December 31, 2018. The following table presents the recorded amount of assets measured at fair value on a recurring basis at December 31, 2018:

	Level 1
Money market investments (a)	$35,026,602
Total assets at fair value	$35,026,602

    (a) Included in cash and cash equivalents in the Statement of Financial Condition.

There were no transfers of assets recorded at fair value on a recurring basis into or out of Level 1, Level 2, or Level 3 fair value measurements during the year ended December 31, 2018. No Level 2 or Level 3 assets were held at December 31, 2018.

CONFIDENTIAL

4. Related-Party Transactions

In the normal course of business, the Company engages in transactions with related parties, primarily Comerica Bank and the Corporation.

Comerica Bank also pays certain expenses on behalf of the Company and is subsequently reimbursed for such payments. Payables to affiliates of $3,587,343 at December 31, 2018 included amounts due to Comerica Bank and the Corporation of $3,251,740 and $335,603, respectively. Receivables from affiliates totaled $672,603 at December 31, 2018 and included current tax receivable and other receivables due from Comerica Bank.

The Company has a $15 million secured line of credit with Comerica Bank. The line of credit was reduced from $15 million to $10 million effective February 21, 2019. Interest is charged on the short-term borrowings under the line at a variable rate based on the federal funds rate. There were no short-term borrowings outstanding at December 31, 2018.

5. Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company enters into various commitments to purchase securities from underwriters and sell such securities to customers. These commitments may have settlement terms up to 45 days. These transactions are not reflected in the Company's Statement of Financial Condition. They are conducted on a "when, as, and if-issued" basis and, as such, there is no obligation to the seller or the buyer if the securities are not issued. However, credit risk results from the possible inability of the purchaser to take delivery of issued securities in accordance with the agreement and, to the extent open purchase commitments exceed sales commitments, market risk exists related to any price movement between the time of purchase and the sale date. At December 31, 2018, there were approximately $9,763,000 of outstanding commitments to purchase securities and $9,763,000 of outstanding commitments to sell securities.

6. Net Capital Requirements

As a registered broker/dealer, the Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1). Based on the provisions of this rule, the Company must maintain minimum net capital, as defined, equivalent to the greater of $250,000 or 1/15th of aggregate indebtedness, as defined. At December 31, 2018, net capital was $39,220,766 and required net capital was $306,398. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to 1) was 0.12 to 1.

7. Income Taxes

The principal component of the deferred tax asset of $538,006 at December 31, 2018 was deferred revenue.

8. Commitments and Contingencies

The Company recognizes liabilities for contingencies when analysis indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. The Company is subject to various pending or threatened legal proceedings arising out of the normal course of business or operations. The Company cannot state the eventual outcome of these matters. Based on current knowledge and after consultation with legal counsel, management believes that current reserves are adequate, and the amount of any incremental liability arising from these matters is not expected to have a material adverse effect on the Company's financial condition, results of operations, or cash flows. At December 31, 2018, no reserves were recorded in the Company's Statement of Financial Condition.

For matters where a loss is not probable, the Company has not established legal reserves. Based on current knowledge, expectation of future earnings, and after consultation with legal counsel, the Company believes the maximum amount of reasonably possible losses would not have a material adverse effect on the Company's financial condition, results of operations or cash flows.

Depending on future developments, it is possible that the ultimate resolution of these matters may be material to the Company's financial condition, results of operations or cash flows. As a participant in underwriting syndicates, the Company may become contingently liable for its prorated portion of any trading loss assumed by the syndicate due to the syndicate's remarketing obligations arising with respect to an offering.

At December 31, 2018, no contingent liability existed relating to underwriting transactions or other commitments and contingencies.